UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated November 3, 2014
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release
News Release -
AGA Results for the Third Quarter 2014

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
3 November 2014
NEWS RELEASE
AngloGold Beats Q3 Guidance; Prioritises Self-Help Steps to Cut Debt
- Record safety performance
- Production 1,128Moz up 8% year-on-year; beats guidance
- Total cash costs up 1% to $820/oz; beat guidance
- All-in-sustaining costs down 10% year-on-year to $1,036/oz
- All-in costs down 19% year-on-year to $1,144/oz
- Free Cash Flow of $30m, vs outflow of $222m in the same period a year ago
- Adjusted EBITDA $400m from $327m year-on-year
- EBITDA margin up to 31% from 24% year-on-year
- Normalised AHEPS 16 US cents to 28 cents year-on-year due to lower gold price, inflationary increases, higher amortisation and taxation charges
- Significant maiden resource declared at Nuevo Chaquiro copper-gold deposit in Colombia
(JOHANNESBURG – RELEASE) – AngloGold Ashanti’s costs and production for the third quarter beat guidance, helping the company generate free cash flow and reduce debt as fundamental operating and safety improvements continued to gain traction across the business. The company also narrowed its production outlook for the year to the top end of the initial guidance range and reduced its capital expenditure forecast.
Production was 1.128Moz at a total cash cost of $820/oz for the three months to September 30, compared to 1.043Moz at a total cash cost of $809/oz in the corresponding period of last year. Guidance for the quarter was for 1.06Moz – 1.09Moz at $850/oz - $890/oz. All-in-sustaining costs, which include sustaining capital as well as corporate and exploration costs, improved 10% year-on-year to $1,036/oz. These cost improvements were made despite annual wage and winter power tariff increases.
AngloGold Ashanti has prioritised the generation of sustainable free cash flow from its business as its key strategic objective. The company has made significant improvements to direct and indirect operating costs while returning to production growth for the first time in almost a decade, all while posting the best safety performance in its history. These initiatives together have helped the company reduce debt marginally in each of the past three quarters, despite a lower gold price.
“Our operations are firing on all cylinders,” Chief Executive Officer Srinivasan Venkatakrishnan, said. “We’ve prioritised and have started working on a range of self-help measures to generate cash from within the current operating base to further deleverage the balance sheet over the medium term. We will also consider the sale or partnership of an operating asset, if required.”
Cash inflow from operating activities of $320m for the three months to September 30 was similar to the $319m in the third quarter in 2013, despite the lower gold price received. Free cash flow of $30m after all expenditures in the third quarter, compared to the total outflow of $222m in the third quarter of 2013, highlighted significant operating and cost improvements across a broad front.

AngloGold Ashanti’s debt facilities are long-dated, with revolving credit facilities – most currently undrawn –maturing only in 2019, and the first bond maturities only in 2020. Net debt to adjusted EBITDA of about 1.6 times is within covenant limits of 3.5 times. Liquidity is good with available cash, active commercial paper programmes and significant amounts remaining undrawn in its bank facilities ($1bn in US dollar RCF and roughly A$151m undrawn in the A$500m Australian dollar RCF).
Once again, this significant improvement in operating and free cash flow performance was made alongside another record safety performance. AngloGold Ashanti recorded its second fatality-free quarter in succession, for the first time in the company’s history. In addition, the company’s other safety metrics reached their best levels ever, an achievement all the more noteworthy given the potential dangers posed by the earthquake that shook the Vaal River mines in August. In the event, all 3,300 employees working underground at the time were safely lifted to surface, with only a handful of minor injuries reported.
Outlook
The strong performance in the first nine months of 2014 helped AngloGold Ashanti tighten the production outlook for 2014 to 4.35Moz-$4.45Moz, at the top end of initial of guidance 4.2Moz – 4.5Moz. This improvement comes despite the sale of the Navachab mine in Namibia in May, losses caused by the earthquake in South Africa, and the transition of the Obuasi Mine to limited operating state by the year-end.
Forecast capital expenditure, initially set at $1.35bn - $1.45bn, has been lowered to $1.25bn - $1.35bn, due mainly to savings at the loss-making Obuasi mine. The forecast for all-in sustaining costs has been kept at $1,025/oz - $1,075/oz.
A study ahead of the reopening of the Obuasi mine, which has a 8.14Moz proved and probable reserve and 27.4Moz inclusive mineral resource, as a full mechanised operation, is scheduled for completion early next year. The company will use cash flows and facilities to fund the remaining retrenchment costs at the mine during the fourth quarter.
Earnings
Adjusted headline earnings (AHE) were $2m in the three months to 30 September 2014, compared with $576m in the corresponding period of 2013, when AHE reflected a $567m realised fair value gain on a three-year convertible bond. By removing a number of once-off items, normalised AHE for the period, was $66m, or 16 US cents a share, compared with $110m or 28 cents in the corresponding quarter of 2013. This was due to a lower gold price, annual inflationary increases, higher amortisation and taxation charges.
Adjusted Earnings Before Interest Depreciation and Amortisation (adjusted EBITDA) increased to $400m from $327m in the third quarter of 2013, reflecting an improvement in the adjusted EBITDA margin from 24% a year ago, to the current 31%.
ENDS
JSE Sponsor: Deutsche Securities (SA) Proprietary Ltd
Contacts
Media
Chris Nthite
+27 (0) 11 637 6388/+27 (0) 83 301 2481
cnthite@anglogoldashanti.com
Stewart Bailey
+27 11 637 6031/+27 81 032 2563
s bailey@anglogoldashanti.com
General inquiries
media@anglogoldashanti.com
Investors
Stewart Bailey
+27 11 637 6031/+27 81 032 2563
sbailey@anglogoldashanti.com
Fundisa Mgidi (South Africa)
+27 82 821 5322/+27 11 6376763
fmgidi@anglogoldashanti.com

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions and dispositions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2013, which was filed with the United States Securities and Exchange Commission (“SEC”) on 14 April 2014. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.
This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.
AngloGold Ashanti Limited
Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN No. ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU Website:
www.anglogoldashanti.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: November 3, 2014
By: /s/ M E SANZ PEREZ________
Name: M E Sanz Perez
Title: EVP: Group Legal, Commercial & Governance